EXHIBIT 12.1 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2003 (1)	2002	2001	2000	1999 (1)
	(in millions, except ratios)
Earnings

Income (Loss) from Continuing Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$(435.2)	$593.2	$753.8	$821.2	$(159.0)
Fixed Charges	204.4	178.5	187.7	195.8	154.0

Adjusted Earnings	$(230.8)	$771.7	$941.5	$1,017.0	$(5.0)

Fixed Charges

Interest and Debt Expense	$187.2	$162.4	$169.6	$181.8	$137.8
Amortization of Deferred Debt Costs	5.4	3.3	7.1	2.4	2.4
Portion of Rents Deemed Representative of Interest	11.8	12.8	11.0	11.6	13.8

Total Fixed Charges	$204.4	$178.5	$187.7	$195.8	$154.0

Ratio of Earnings to Fixed Charges	(1.1)	4.3	5.0	5.2	—

(1)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $435.2 million for 2003 and $159.0 million for 1999.